EXHIBIT 21.1

Spectra Energy Partners, LP Subsidiary List

The following is a list of certain subsidiaries (greater than 50% owned) of the registrant and their respective states of incorporation.

Name	Jurisdiction of Incorporation
East Tennessee Natural Gas, LLC	Tennessee
Ozark Gas Transmission, L.L.C.	Oklahoma
Ozark Gas Gathering, L.L.C.	Oklahoma
Saltville Gas Storage Company L.L.C.	Virginia